Exhibit 23.5

Independent Auditors’ Consent

The Board of Directors
Summit Hotel Properties, Inc.:

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Summit Hotel Properties, Inc. for the registration of $750,000,000 of common stock, preferred stock , warrants and units and the incorporation by reference therein of our report dated March 11, 2013, with respect to the combined balance sheets of the TVG Portfolio of Hotels as of December 31, 2012 and 2011, and the related combined statements of operations, owners’ deficit in hotels and cash flows for each of the three years ended December 31, 2012, which report appears in the Current Report on Form 8-K of Summit Hotel Properties, Inc. dated March 13, 2013.

/s/ Ernst & Young LLP

Austin, Texas
March 29, 2013